UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

April 15, 2024

MOUNTAIN & CO. I ACQUISITION CORP.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-41021	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4001 Kennett Pike, Suite 302 Wilmington, Delaware 19807	19807
(Address of Principal Executive Offices)	(Zip Code)

+1 302 273 0765
Registrant’s telephone number, including area code:

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	MCAAU	The Nasdaq Stock Market LLC
Class A ordinary share, par value $0.0001 per share	MCAA	The Nasdaq Stock Market LLC
Redeemable warrant, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	MCAAW	The Nasdaq Stock Market LLC

☒	Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐	If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 1.01 Entry into a Material Definitive Agreement

Amendment to Business Combination Agreement

As previously disclosed, on August 11, 2023, Mountain & Co. I Acquisition Corp., a Cayman Islands exempted company (“Mountain”), and Futbol Club Barcelona, a sport association (asociación deportiva) (“FCB”), entered into a Business Combination Agreement, by and among Mountain, FCB, and Barça Produccions S.L., a Spanish limited liability corporation wholly owned by FCB (“BP”), as amended on September 8, 2023 and as amended and restated on October 26, 2023 (the “Amended and Restated Business Combination Agreement”).

On April 15, 2024, Mountain, FCB and BP entered into Amendment No. 1 to the Amended and Restated Business Combination Agreement (the “Amendment”). The Amendment amends and restates Section 8.1(h) of the Amended and Restated Business Combination Agreement to provide that FCB may, in its sole and absolute discretion, terminate the Amended and Restated Business Combination Agreement at any time after April 30, 2024, if on or before such date (i) the RemainCo Entities (as defined in the Amended and Restated Business Combination Agreement) have not completed a sale of ordinary shares of Bridgeburg Invest, S.L. (“Bridgeburg”) on terms no less favorable for them than those of the Libero SPA (as defined in the Amended and Restated Business Combination Agreement) and received cash proceeds in an amount not less than €40 million or (ii) cash proceeds of not less than €40 million have not been provided in escrow with the only condition to the release of such funds to FCB being the occurrence of the closing of the transactions contemplated by the Amended and Restated Business Combination Agreement (the satisfaction of the cash proceeds of not less than €40 million provided in escrow described in clause (ii) or the completion of a sale of ordinary shares of Bridgeburg described in clause (i), the “Proceeds Condition”). Section 8.1(h) of the Amended and Restated Business Combination Agreement previously provided that FCB may, in its sole and absolute discretion, terminate the Amended and Restated Business Combination Agreement at any time after December 31, 2023, if on or before such date the Proceeds Condition were not satisfied.

In advance of entering into the Amendment, Mountain received a letter notifying it, among other things, that the Proceeds Condition had not been satisfied, and that FCB and BP were not obligated under the Amended and Restated Business Combination Agreement to consummate the transactions contemplated thereby. Following good faith negotiations regarding the satisfaction of the Proceeds Condition, Mountain, FCB and BP entered into the Amendment.

A copy of the Amendment is filed with this current report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Amendment is qualified in its entirety by reference thereto.

Additional Information and Where to Find It

In connection with the proposed transaction, a newly-formed Netherlands private limited liability company to be renamed Barça Media (“TopCo”) intends to file with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement that will include a prospectus with respect to TopCo’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of Mountain to vote on the business combination. Shareholders of Mountain and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about TopCo, Bridgeburg Invest, S.L., Mountain and the business combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to shareholders of Mountain as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Mountain will also be able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Mountain & Co. I Acquisition Corp., 4001 Kennett Pike, Suite 302 Wilmington, Delaware 19807. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Mountain, Bridgeburg and TopCo and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Mountain and their ownership is set forth in Mountain’s filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2022 and subsequent filings, including quarterly reports on Form 10-Q and Forms 4. Information about Bridgeburg and TopCo’s respective directors and executive officers and their ownership will be set forth in the preliminary and definitive proxy statement/prospectus to be included in the Registration Statement. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Mountain’s shareholders in connection with the potential transaction will be set forth in the preliminary and definitive proxy statement/prospectus to be included in the Registration Statement. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Mountain & Co. I Acquisition Corp., 4001 Kennett Pike, Suite 302 Wilmington, Delaware 19807.

Forward Looking Statements

This current report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to Mountain, Bridgeburg and TopCo. In some cases, you can identify forward-looking statements by the following words: “budget,” “may,” “will,” “could,” “would,” “should,” “forecast,” “future,” “might,” “outlook,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans as they relate to the proposed transaction, are also forward-looking statements. These forward-looking statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Most of these factors are outside Mountain’s, Bridgeburg’s and TopCo’s control and are difficult to predict. Forward-looking statements in this communication include, but are not limited to, statements regarding the proposed transaction, including the timing and structure of the transaction, and the satisfaction of the closing conditions to the proposed transaction. These forward-looking statements are subject to a number of risks and uncertainties, including, among others: changes in domestic and foreign business, market, financial, political and legal conditions; the ability to complete the business combination due to the requirement to obtain approval from Mountain’s shareholders and FCB’s general assembly, and to satisfy other closing conditions in the Amended and Restated Business Combination Agreement; the parties’ ability to successfully negotiate and enter into the ancillary agreements to the Amended and Restated Business Combination Agreement, including, but not limited to, the content production and license agreement; the occurrence of any event that could give rise to the termination of the Amended and Restated Business Combination Agreement; the risk that the Share Purchase Agreement (as defined in the Amended and Restated Business Combination Agreement) may not be consummated; the outcome of any legal proceedings that have been or may be instituted against Mountain, Bridgeburg, FCB or others; the ability to recognize the anticipated benefits of the proposed transaction; the amount of redemption requests made by Mountain’s public shareholders; whether TopCo’s shares will be approved for listing on the Nasdaq and the ability to meet stock exchange listing standards following the consummation of the proposed transaction; the ability of Mountain to maintain its listing on Nasdaq prior to the consummation of the proposed transaction; the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and thereafter; costs related to the proposed transaction; TopCo’s ability to grow and achieve its business objectives; the effects of competition on TopCo’s future business; changes in consumer viewing habits and the emergence of new content distribution platforms; TopCo’s ability to execute a digital media strategy that generates the revenue anticipated; TopCo’s ability to maintain, enhance and protect and TopCo’s dependence on the popularity of FCB’s brand and reputation; TopCo’s ability to adequately protect against media piracy; the ability of Mountain and TopCo to issue equity or obtain financing in connection with the proposed transaction or in the future; and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the Registration Statement to be filed by TopCo with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2022 of Mountain and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC.

The forward-looking statements in this communication speak only as of the date of this communication. However, while Mountain, Bridgeburg and TopCo may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Mountain, Bridgeburg and TopCo as of any date subsequent to the date of this communication.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Mountain or TopCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibits
2.1	Amendment No. 1, dated April 15, 2024, to the Amended and Restated Business Combination Agreement by and among Futbol Club Barcelona, Barça Produccions S.L., and Mountain & Co. I Acquisition Corp.
104	Cover Page Interactive Data File (embedded within Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MOUNTAIN & CO. I ACQUISITION CORP.

Date: April 15, 2024	By:	/s/ Alexander Hornung
		Name:	Alexander Hornung
		Title:	Chief Financial Officer

Exhibit 2.1

EXECUTION VERSION

AMENDMENT NO. 1 TO AMENDED AND RESTATED

BUSINESS COMBINATION AGREEMENT

THIS AMENDMENT NO. 1, dated as of April 15, 2024 (this “Amendment”), to the AMENDED AND RESTATED BUSINESS COMBINATION AGREEMENT, dated as of October 26, 2023 (the “A&R Agreement”), is made and entered into by and among Futbol Club Barcelona, a sport association (asociación deportiva) (“FCB”), Barça Produccions S.L., a Spanish limited liability corporation wholly owned by FCB (“BP”), and Mountain & Co. I Acquisition Corp, a Cayman Islands exempted company (“Mountain”). FCB, BP and Mountain shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the A&R Agreement.

W I T N E S S E T H

WHEREAS, the Parties entered into that certain Business Combination Agreement, dated as of August 11, 2023 (the “Original Agreement”);

WHEREAS, the Parties entered into that certain Amendment No. 1 to the Original Agreement on September 8, 2023;

WHEREAS, the Parties entered into the A&R Agreement on October 26, 2023;

WHEREAS, pursuant to and in accordance with Section 10.2 of the A&R Agreement, the A&R Agreement may be amended or modified prior to the Closing only by a written agreement executed and delivered by Mountain on the one hand, and FCB, on the other hand; and

WHEREAS, the Parties desire to amend certain terms of the A&R Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the above premises and the promises and the mutual covenants set forth herein and in the A&R Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound thereby, the Parties hereby agree as follows:

SECTION 1.   Amendments to the A&R Agreement.

Section 8.1(h) of the A&R Agreement is hereby amended and restated in its entirety as follows:

“(h)         by FCB, in its sole and absolute discretion at any time after April 30, 2024, if on or before such date (i) the RemainCo Entities have not completed a sale of Bridgeburg Ordinary Shares on terms no less favourable for them than those of the Libero SPA and received cash proceeds in an amount not less than €40 million (a “Bridgeburg Transaction”) or (ii) a PIPE Escrow Event, as defined below, has not occurred; it being understood that FCB shall not be permitted to exercise the termination right in this clause (h) in the event a Bridgeburg Transaction is consummated or a PIPE Escrow Event occurs following April 30, 2024 and FCB shall not have terminated this Agreement pursuant to this clause (h) prior to the time at which a Bridgeburg Transaction is consummated or a PIPE Escrow Event occurs. A “PIPE Escrow Event” shall mean: (1) Bridgeburg, Mountain and third party investors enter into Subscription Agreements that are reasonably satisfactory for the Company for an aggregate amount of not less than €40 million, (2) the funds contemplated by the Subscription Agreement(s) are held in escrow or held or guaranteed pursuant to a similar arrangement, including a bank guarantee and (3) the only condition to the effectiveness of such Subscription Agreement(s) and the release of those funds from escrow or such similar arrangement is the occurrence of Closing.”

SECTION 2.   Full Force and Effect.

Each reference to “this Agreement,” “hereunder,” “hereof” and other similar references set forth in the A&R Agreement and each reference to the A&R Agreement in any other agreement, document or other instrument (including, for the avoidance of doubt, the Ancillary Documents) shall, in each case, refer to the A&R Agreement as modified by this Amendment. Except as and to the extent expressly modified by this Amendment, the A&R Agreement is not otherwise being amended, modified or supplemented and shall remain in full force and effect and is hereby in all respects ratified and confirmed, and the execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any party under the A&R Agreement. For the avoidance of doubt, each reference in the A&R Agreement, as amended hereby, to “the date hereof”, the “date of this Agreement” and derivations thereof and other similar phrases shall continue to refer to October 26, 2023.

SECTION 3.   General Provisions.

The provisions of Article 10 of the A&R Agreement shall apply mutatis mutandis to this Amendment, and to the A&R Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified hereby.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the Parties has caused this A&R Amendment to be duly executed and delivered on its behalf as of the date first above written.

FUTBOL CLUB BARCELONA

By:	/s/ Joan Laporta Estruch
	Name:	Mr. Joan Laporta Estruch
Title:

By:	/s/ Ferran Olivé Cànovas
	Name:	Mr. Ferran Olivé Cànovas
Title:

BARÇA PRODUCCIONS S.L.

By:	/s/ Joan Laporta Estruch
	Name:	Mr. Joan Laporta Estruch
Title:

MOUNTAIN & CO. I ACQUISITION CORP.

By:	/s/ Alexander Hornung
	Name:	Mr. Alexander Hornung
	Title:	Chief Financial Officer

[Signature Page to Amendment No. 1 to A&R Business Combination Agreement]